YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK □□□EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 31, 2023.

INTERNET –
www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING –
If you plan to attend the extraordinary general meeting virtually online, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend:
https://www.cstproxy.com/smx/2023

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY CARD

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY —
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1.

Please mark your votes like this **X**

1. **Proposal 1 —** To consolidate every 22 ordinary shares (with a nominal value of US$0.0001 per share) in the authorized but unissued and in the authorized and issued share capital of the Company into 1 ordinary share with a nominal value of US$0.0001 per share.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

2. **Proposal 2 —** To approve an adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

☐ Check here for change of address and provide newaddress below.

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CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2023**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting to be held on August 1, 2023:

The notice of meeting and the accompanying proxy statement are available at https://www.cstproxy.com/smx/2023.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY CARD

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon and Limor Lotker, and each of them, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$0.0001 per share, of SMX (Security Matters) Public Limited Company (the "Company"), which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Shareholders of the Company to be held on August 1, 2023, at 10:00 a.m., Eastern time (3:00 p.m. Irish time), or any adjournment or postponement thereof, at Mespil Business Centre, Mespil House, Sussex Road, Dublin, 4 Ireland, D04 T4A6, upon matters set forth in the Notice of Extraordinary Meeting and Proxy Statement for the Extraordinary Meeting of Shareholders dated July 7, 2023, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1 and 2 SET FORTH ON THE REVERSE SIDE.

IN THEIR DISCRETION, THE PROXYHOLDERS ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, ALL AS SET OUT IN THE NOTICE OF EXTRAORDINARY GENERAL MEETING AND PROXY STATEMENT RELATING TO THE MEETING, WHICH RECEIPT ARE HEREBY ACKNOWLEDGED.

(Continued and to be marked, dated and signed on reverse side)